Boichik Bagels

Profit and Loss
January - December 2020

	TOTAL
Income	
4200 Food Sales	54,040.70
4201 Shopify Orders (to be split)	0.00
4205 Pre-Order Sales	6,184.33
4210 Bagels	1,540,988.05
4211 Discounts	-29,173.54
Total 4210 Bagels	**1,511,814.51**
4220 Bakery - Other	49,173.80
4230 Cream cheese/spreads	267,663.37
4240 Fish	187,865.95
4250 Grab N Go	121,320.85
4260 Sandwiches	223,200.95
4265 Gift Sets/Party Platters	5,545.00
4270 Other food (not made on site)	775.25
4290 Refunds	-1,917.40
Total 4200 Food Sales	**2,425,667.31**
4300 Beverage Sales	11,725.65
4310 Other drinks	19,277.31
4320 Coffee Drinks	5,121.71
Total 4300 Beverage Sales	**36,124.67**
4500 Merchandise Sales	14,184.66
4600 Delivery Charges	63,776.49
Total Income	**$2,539,753.13**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Cost of Sales	
5100 Food Costs	18,206.19
5110 Bagel/Bakery Supplies	149,756.00
5120 Cream cheese	71,171.83
5130 Produce	15,342.79
5140 Fish	141,382.49
5150 Grab N Go	14,274.01
5170 Other costs of food	2,400.00
5180 Freight In	474.26
Total 5100 Food Costs	**413,007.57**
5200 Beverage Costs	709.61
5210 Sodas & Juice	13,828.51
5220 Coffee Drinks	7,558.54
Total 5200 Beverage Costs	**22,096.66**

Boichik Bagels

Profit and Loss
January - December 2020

	TOTAL
5300 Merchandise Costs	15,331.68
Total Cost of Sales	**450,435.91**
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$450,435.91**
GROSS PROFIT	**$2,089,317.22**
Expenses	
6000 Cost of Labor	
6010 Salaries & Wages	
6011 Management	23,775.60
6012 Staff	
6012.1 Retail FOH	255,957.64
6012.2 Bakery BOH	180,494.12
6012.4 Delivery	15,213.92
6012.6 Trial/ Temp Labor	
6012.7 Trial/ Temp Labor Contractor	1,270.88
Total 6012.6 Trial/ Temp Labor	**1,270.88**
Total 6012 Staff	**452,936.56**
Total 6010 Salaries & Wages	**476,712.16**
6020 Employee Benefits - Health Insurance	16,686.91
6030 Payroll Employer Taxes	55,235.75
6040 Worker's Comp Insurance	8,100.32
6045 Employee Meals	1,089.64
Total 6000 Cost of Labor	**557,824.78**
6050 Distribution Costs	
6051 Delivery Mileage Reimb	11,243.03
6052 Product Shipping Supplies	209.90
6053 Product Shipping	874.16
6054 Delivery Supplies	345.15
6055 Delivery Gas	193.58
6056 Delivery Tolls	80.00
Total 6050 Distribution Costs	**12,945.82**
6100 Direct Operating Expenses	
6120 Cleaning supplies	9,218.01
6125 Contract Cleaning	60,503.00
6135 Decoration & Display	864.50
6150 Kitchen utensils, supplies & small equipment	15,131.21
6160 Linen & Laundry Service	4,378.51
6175 Paper & packaging	29,526.23
6185 Small furniture	1,698.15

Boichik Bagels

Profit and Loss
January - December 2020

	TOTAL
6195 Uniforms	1,026.35
Total 6100 Direct Operating Expenses	**122,345.96**
6200 Merchant Card Discount	
6210 QuickBooks Payments Fees	613.24
6220 Shopify Merchant Discount	28,975.40
6230 Upserve discount & fees	51,921.25
Total 6200 Merchant Card Discount	**81,509.89**
6300 Marketing	53.50
6310 Advertising	2,070.82
6320 Publicity Events	81.94
6330 Professional Associations	700.00
6360 Donations	4,919.00
Total 6300 Marketing	**7,825.26**
6400 Utilities	
6410 Gas & Elec	22,889.41
6430 Trash	500.00
Total 6400 Utilities	**23,389.41**
6500 General & Admin	
6510 Accounting/Payroll	17,506.50
6520 Bank Charges & Fees	316.38
6525 Cash over/short	0.00
6530 Dues & Subscriptions	34.00
6535 Insurance Liab & general	10,058.87
6536 Local Transportation	24.75
6540 Office Supplies & Software	18,969.52
6543 Owner's Wages	
6543.1 Gross	140,000.00
6543.2 Owner's Payroll Taxes	10,854.40
Total 6543 Owner's Wages	**150,854.40**
6544 Owner's Benefits - Health Insurance	2,282.91
6545 Meals & Entertainment	2,446.57
6550 Postage & Shipping	19.55
6555 Legal & Professional Services	101,950.00
6560 Security	492.00
6570 Telephone	1,544.68
6580 Travel	363.92
6585 Education & Training	669.24
6590 Research & Development	476.41
6595 Parking & Tolls	182.25
6597 Admin Misc	267.12

Boichik Bagels

Profit and Loss
January - December 2020

	TOTAL
6598 Internet	1,663.92
Total 6500 General & Admin	**310,122.99**
6600 Repair & Maintenance	
6620 Equipment & Furniture	19,956.02
Total 6600 Repair & Maintenance	**19,956.02**
6700 Occupancy Costs	
6710 Rent	86,276.00
6740 Other municipal taxes & licenses	1,354.06
Total 6700 Occupancy Costs	**87,630.06**
6930 Depreciation of Vehicles	52,830.20
Total Expenses	**$1,276,380.39**
NET OPERATING INCOME	**$812,936.83**
Other Income	
7300 Interest Earned	1.97
Total Other Income	**$1.97**
Other Expenses	
7000 Interest Paid	37,491.07
7100 State Corporate Tax	800.00
Total Other Expenses	**$38,291.07**
NET OTHER INCOME	**$ -38,289.10**
NET INCOME	**$774,647.73**

Boichik Bagels

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1110 Petty Cash & Change	4,315.99
1120 Fremont Ckg 1116	593,713.25
1130 QuickBooks Checking Account	2,186.64
Total Bank Accounts	**$600,215.88**
Accounts Receivable	
1210 Accounts Receivable (A/R) Trade	10,953.10
Total Accounts Receivable	**$10,953.10**
Other Current Assets	
1220 Upserve/Toast Open Checks	0.00
1230 Unreturned Employee Wages	1,250.51
1300 Food Inventory	0.00
1320 Beverage Inventory	0.00
1350 Merchandise	0.00
1360 Paper Products	0.00
1410 Visa/MC/Amex clearing	-6,578.38
1420 Undeposited Funds	1,572.97
1430 POS Clearing	25,753.86
Inventory Asset	0.00
Total Other Current Assets	**$21,998.96**
Total Current Assets	**$633,167.94**
Fixed Assets	
1510 Leasehold Improvements	170,444.39
1540 Furniture & Equipment	136,190.90
1560 Vehicles	52,830.20
1592 Accumulated Depreciation - Leasehold	-2,777.00
1594 Accumulated Depreciation - F&E	-15,245.00
1595 Accumulated Depreciation - Vehicles	-52,830.20
Total Fixed Assets	**$288,613.29**
Other Assets	
1610 Security Deposits	11,600.00
Total Other Assets	**$11,600.00**
TOTAL ASSETS	**$933,381.23**

Boichik Bagels

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2110 Accounts Payable (A/P) - Trade	6,869.89
Total Accounts Payable	**$6,869.89**
Credit Cards	
2010 Cap1 9486	5,783.76
Total Credit Cards	**$5,783.76**
Other Current Liabilities	
2310 Sales Tax Payable	5,597.85
California Department of Tax and Fee Administration Payable	0.00
Total 2310 Sales Tax Payable	**5,597.85**
2400 Employer Health Benefits Payable	-3,866.49
2450 Employee Tax Garnishment	613.87
2510 Gift Certificates payable	35,763.00
2540 Undistributed Tips	17,308.40
Total Other Current Liabilities	**$55,416.63**
Total Current Liabilities	**$68,070.28**
Long-Term Liabilities	
2650 Hyundai Car Loan	41,636.53
2700 Community Loans	0.00
2800 Willowseed Loan	26,998.77
2900 PPP Loan	90,400.00
Total Long-Term Liabilities	**$159,035.30**
Total Liabilities	**$227,105.58**
Equity	
3100 Opening Balance Equity	0.00
3210 Shareholder Invest	356,562.57
3220 Shareholder Distributions	-18,049.93
3300 Suspense	-304,988.00
3900 Retained Earnings	-101,896.72
Net Income	774,647.73
Total Equity	**$706,275.65**
TOTAL LIABILITIES AND EQUITY	**$933,381.23**

Boichik Bagels

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	774,647.73
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 Accounts Receivable (A/R) Trade	-10,280.10
1220 Upserve/Toast Open Checks	0.00
1230 Unreturned Employee Wages	-1,250.51
1300 Food Inventory	11,643.60
1320 Beverage Inventory	238.12
1350 Merchandise	1,630.87
1360 Paper Products	1,581.23
1410 Visa/MC/Amex clearing	17,351.68
1430 POS Clearing	-25,753.86
Inventory Asset	0.00
1595 Accumulated Depreciation - Vehicles	52,830.20
2110 Accounts Payable (A/P) - Trade	-1,345.52
2010 Cap1 9486	-2,525.68
2310 Sales Tax Payable	4,005.48
2400 Employer Health Benefits Payable	-3,472.56
2450 Employee Tax Garnishment	613.87
2510 Gift Certificates payable	35,088.00
2540 Undistributed Tips	15,496.69
Sales Tax Payable:California Department of Tax and Fee Administration Payable	-469.63
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**95,381.88**
Net cash provided by operating activities	**$870,029.61**
INVESTING ACTIVITIES	
1510 Leasehold Improvements	-775.00
1540 Furniture & Equipment	-6,829.53
1560 Vehicles	-52,830.20
Net cash provided by investing activities	**$ -60,434.73**
FINANCING ACTIVITIES	
2650 Hyundai Car Loan	41,636.53
2700 Community Loans	-145,000.00
2800 Willowseed Loan	-16,248.28
2900 PPP Loan	90,400.00
3100 Opening Balance Equity	0.00
3210 Shareholder Invest	1,140.00
3220 Shareholder Distributions	-12,743.41
3300 Suspense	-304,988.00
Net cash provided by financing activities	**$ -345,803.16**
NET CASH INCREASE FOR PERIOD	**$463,791.72**
Cash at beginning of period	137,997.13
CASH AT END OF PERIOD	**$601,788.85**